================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 55)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000



================================================================================

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.      ADDITIONAL INFORMATION.

          On October 12, 2001, Weyerhaeuser sent a letter to William Swindells, chairman, and Duane McDougall, president and chief executive officer, of Willamette. The text of a press release issued by Weyerhaeuser on October 12, 2001 containing the text of the letter is filed as Exhibit
(a)(5)(EEE) hereto.

ITEM 12.      EXHIBITS.

(a)(5)(EEE)   Press release dated October 12, 2001, issued by Weyerhaeuser
              Company.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                             COMPANY HOLDINGS, INC.,

                                               by

                                                    /s/ STEVEN R. ROGEL
                                                  ------------------------------
                                                  Name:  Steven R. Rogel
                                                  Title: President

                                             WEYERHAEUSER COMPANY,

                                               by

                                                     /s/ STEVEN R. ROGEL
                                                  ------------------------------
                                                  Name:  Steven R. Rogel
                                                  Title: President and Chief
                                                         Executive Officer

           Dated: October 12, 2001

                                 Exhibit Index


Exhibit          Description
-------          -----------

(a)(5)(EEE)      Press release dated October 12, 2001, issued by
                 Weyerhaeuser Company.

                                                           Exhibit (a)(5)(EEE)



NEWS RELEASE                                         [Weyerhaeuser Company logo]

For Immediate Release



                    WEYERHAEUSER SENDS LETTER TO WILLAMETTE
                         REGARDING POTENTIAL SYNERGIES


FEDERAL WAY, Wash., October 12, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it sent a letter to William Swindells, chairman, and Duane McDougall, president and chief executive officer, of Willamette Industries, Inc. (NYSE: WLL), regarding potential synergies achievable in a combination of Willamette and Weyerhaeuser.

Commenting on the letter, Steven R. Rogel, chairman, president and chief executive officer of Weyerhaeuser, stated: "Weyerhaeuser remains committed to a business combination with Willamette and is ready to begin meaningful negotiations immediately. We believe Willamette shareholders support negotiations regarding the proposed business combination. We strongly discourage Willamette from taking any actions that may impede or delay such negotiations or otherwise impair Willamette shareholder value."

The text of Mr. Rogel's letter is set forth below:

         October 12, 2001

         Willamette Industries, Inc.
         1300 Southwest Fifth Avenue
         Portland, Oregon 97201

         Attention:    William Swindells, Chairman
                       Duane C. McDougall, President and Chief Executive Officer

         Dear Messrs. Swindells and McDougall:

         I am writing to make sure that you, your Board of Directors and your shareholders understand Weyerhaeuser's views as to the synergies that could be attained through the combination of Willamette Industries and Weyerhaeuser. In your letter of October 11, 2001, you refer to synergy and value enhancement estimates prepared in September 1998. As set forth below, these rough estimates for discussion purposes at that time are simply not relevant to a combination of our companies today.


                                    -more-

                  o The synergy figures to which you refer were derived from an internal working draft prepared over three years ago. This draft was meant to serve as the starting point for discussions in 1998 between our two companies about the synergies that we might attain following a combination. Let me remind you that you refused to engage in any meaningful discussions with us in 1998, just as you have refused to do so since then.

                  o A significant portion of the potential benefits was based on process improvements and capital-deployment efficiencies that Weyerhaeuser has since implemented.

                  o Furthermore, since 1998, Weyerhaeuser has completed three significant acquisitions: the Dryden mills, MacMillan Bloedel and Trus Joist International. These acquisitions have allowed us to further focus and streamline our business, resulting in significant cost savings.

         In short, Weyerhaeuser has not stood still since 1998. Through the efforts of our dedicated employees, we have made significant progress in capturing many of the opportunities to improve our business we saw three years ago. Accordingly, many of the potential benefits outlined in the 1998 estimates have either been achieved or are no longer relevant to our business. Many things have changed since 1998, and I would not want reliance on old estimates to prevent our companies from completing a mutually beneficial transaction.

         As we have previously stated, Weyerhaeuser's best estimate, based on publicly available information, of the synergies that could be realistically achieved is $300 million, and our $50 per share cash offer incorporates that estimate. You have never disclosed any information about Willamette that would allow us to identify potential synergies in excess of this amount. We are prepared to meet with you at any time to discuss any information that you have regarding synergies achievable in the context of a business combination today.


         Sincerely yours,


         /s/ Steven R. Rogel
         Steven R. Rogel
         Chairman, President and Chief Executive Officer


         cc:      Board of Directors, Willamette Industries, Inc.


                                    -more-

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, October 17, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


    ANALYSTS                                                  MEDIA
    Kathryn McAuley       Joele Frank / Jeremy Zweig          Bruce Amundson
    Weyerhaeuser          Joele Frank, Wilkinson              Weyerhaeuser
    (253) 924-2058        Brimmer Katcher                     (253) 924-3047
                          (212) 355-4449

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